Alan P. Baden  abaden@velaw.com
Tel 212.237.0001  Fax 917.849.5337

April 21, 2010

Ms. Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

United States Securities Exchange Commission

100 F St, N.E.

Washington, D.C.  20549

Telephone Number: 202.551.3611

Re:	Global Partners LP
Registration Statement on Form S-3
Filed March 30, 2010
File No. 333-165789

Dear Ms. Parker:

On behalf of Global Partners LP (the “Partnership”) and other registrants listed (together with the Partnership, the “Registrants”) on the cover page of the registration statement mentioned above (the “Registration Statement”), this letter sets forth the Registrants’ responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in its comment letter dated April 16, 2010.  For your convenience, the comment provided by the Staff has been repeated in bold type exactly as set forth in the comment letter.  The Registrants’ response to the comment is set forth immediately below the text of the comment.  A copy of this letter has been furnished through EDGAR as correspondence.

Form S-3

Exhibit 5.1

1.                        We note that the legal opinion includes a qualification regarding nonassessability of the common units.  Please explain why you have carved out from your opinion the potential effect of Sections 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act on the nonassessability of the securities.

Response:  According to Black’s Law Dictionary, “nonassessable stock” means “stock owned by a holder whose potential liability is limited to the amount paid for the stock and who cannot be charged additional funds to pay the issuer’s debts.”  The Delaware

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Revised Uniform Limited Partnership Act in Sections 17-607 and 17-804 provides that a limited partner may be liable in excess of its original investment if such limited partner received a distribution and knew at the time of the distribution that it violated Delaware law.  Accordingly, we believe it appropriate to carve out the potential effect of these two sections from our nonassessability opinion.

If you have any questions or comments, please contact me at (212) 237-0001 or Brenda Lenahan of our firm at (212) 237-0133.

Sincerely,

/s/ Alan P. Baden
Alan P. Baden

cc:	Sean Donahue
Edward J. Faneuil
Brenda Lenahan